

02041077

UNITED STATES SECURITIES AND EXCHANGES COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E

For the Period of _____ **May 28 – June 13, 2002**

HURRICANE HYDROCARBONS LTD.
(Name of Registrant)

140 – 4th Avenue S.W. #1460, Calgary, Alberta, Canada T2P 3N3
(Address of principal executive offices)

PROCESSED
JUL 0 1 2002
THOMSON
FINANCIAL

1. News Releases:
   May 29, 2002 - Resignation of an Officer
   June 11, 2002 - CPC Acquisition Conference Call, Investment Conference Webcast & Investor Tour
   June 13, 2002 - CPC Purchase Transaction Terminated

2. Q1 Interim Report as at March 31, 2002

Indicate by check mark whether the Registrant files annual reports under cover Form 20F or Form 40-F.

Form 20-F __√_ Form 40-F___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchanges Act of 1934.

Yes ___ No __√_

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurricane Hydrocarbons Ltd. SEC File No. 0-28466
(Registrant)

Date: June 13, 2002   By:_____

Ihor P. Wasylkiw, P.Eng./Vice President Investor Relations

CRGH



HURRICANE
HYDROCARBONS LTD.

NEWS RELEASE

FOR IMMEDIATE RELEASE – June 13, 2002
FOR: Hurricane Hydrocarbons Ltd.
SUBJECT: CPC Purchase Transaction Terminated

CALGARY, Alberta – Hurricane Hydrocarbons Ltd. ("Hurricane") announces that the conditions set out in the Sale and Purchase Agreement between Hurricane and the Amoco Production Company, a subsidiary of BP plc ("BP"), for the purchase by Hurricane of an interest in the Caspian Pipeline Consortium ("CPC"), have not been satisfied by the deadline of June 13, 2002 and that therefore, the Agreement has terminated. The agreement could not be completed because certain approvals of the CPC shareholders could not be obtained within the applicable time limits.

BP will reimburse the first payment of US$40,000,000 made by Hurricane in full by June 22, 2002.

The attached background notes provide a summary of the history of the proposed transaction and circumstances leading to its termination.

Hurricane observes that the start-up of CPC has already started to improve export options for Kazakh producers, including Hurricane, and considers that the completion of CPC, expected for the end of year 2002, will fundamentally improve the competition dynamics between export routes in favor of Kazakh producers, and that Hurricane will benefit from such competition even not owning an interest in CPC.

Hurricane believes that:

- . The initial capacity of CPC will exceed its design capacity of 600,000 barrels per day (28.2 million tonnes per year).
- CPC will have the ability to increase capacity by increments at low capital costs.
- CPC's ultimate capacity will exceed the design ultimate capacity of 1.4 million barrels per day (67 million tonnes) per year.
- The volumes initially available from the Kazakh CPC shareholder producers will be materially lower than CPC's initial capacity, leading CPC to look for third party shippers.

Hurricane intends to actively pursue becoming a third party shipper in CPC together with other export options already used or being explored.

Shareholders will have the opportunity to ask questions during the conference call scheduled for Monday, June 17, 2002 at 11:00 a.m. Eastern time (9:00 a.m. Mountain time). Those who wish to participate are invited to dial (416) 695-5801.

Hurricane's shares trade on The Toronto Stock Exchange under the symbol HHL.A, in the United States on Nasdaq under the symbol HHLF and on the Frankfurt exchange under the symbol HHCA. Hurricane's 12% Senior Notes due 2006 are listed on the Toronto Stock Exchange under the symbol HHL.DB.U and on the Luxembourg Stock Exchange. The company's website can be accessed at www.hurricane-hhl.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

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For further information please contact:

Bernard F. Isautier	Ihor P. Wasylkiw
President and Chief Executive Officer	Vice President Investor Relations
44 (1753) 410-020	(403) 221-8658



BACKGROUND NOTES – HISTORY SUMMARY OF THE KPV TRANSACTION

August 10, 2001

Hurricane and BP enter into a "Heads of Agreement" regarding the disposal by BP of its interest in Kazakhstan Pipeline Ventures LLC ("KPV"), subject to certain conditions. KPV is a Joint Venture between Kazakhoil and BP, which owns a 1.75% share of CPC with defined shipping rights and obligations.

August 15, 2001

Kazakhoil, as a KPV shareholder, consents to the sale by BP of its interest in KPV to Hurricane.

October 2001

The rights of first offer of the Kazakh producers-shareholders of CPC expire without having been exercised.

October 26, 2001

Hurricane and BP enter into a Sale and Purchase Agreement regarding the KPV interest. This Agreement provides that notwithstanding the transfer of BP interest in KPV to Hurricane, the Corporate Performance Guarantees provided by BP under the KPV and CPC Agreements shall remain in full force.

December 16, 2001

The rights of first offer of the Russian producers-shareholders of CPC expire without having been exercised.

The sale and purchase must close within 180 days from the date of expiry of the rights of first offer of the Russian producers-shareholders.

December 24, 2001

Mr. Kabyldin, on behalf of the Kazakhstani Government and CPC shareholder, of Kazakhoil and of KazTransoil, agrees in writing to the transfer by BP of its KPV interest to Hurricane.

December 27, 2001

Hurricane makes first payment of US$40,000,000 to BP for the purchase of its KPV interest, subject to repayment if the transaction cannot close.

January-April, 2002

Some CPC producers-shareholders request that the BP Corporate Performance Guarantee under the CPC Shareholders Agreement be supplemented by a Letter of Credit.

Negotiations on terms of the Letter of Credit conclude favorably in March 2002 and wording finalized in April 2002.

February 20, 2002

KazMunaiGaz is created by the merger of the National Oil and Gas Company "Kazakhoil" and the National Transportation Company "Transport of Oil and Gas".



HURRICANE
HYDROCARBONS LTD.

March 29, 2002

Mr. Kiinov, President of KazMunaiGas writes to all CPC shareholders and BP stating that KazMunaiGas as the Government Shareholder of the Republic of Kazakhstan recalls its consent to the transfer of the KPV interest to Hurricane pending a review of possible use of the right of acquisition of the KPV interest by KazMunaiGas.

April 26, 2002

Bernard Isautier, President of Hurricane, meets Mr. Kiinov, President of KazMunaiGas, in Astana. Mr. Kiinov indicates that following his appointment, he had suspended all major projects pending his review, including the purchase by Hurricane of the KPV interest, but that after review he was favorably disposed towards the project. He mandates his First Vice President, Timor Kulibaev to prepare a framework agreement with Hurricane encompassing in particular:
- Confirmation of approval of purchase of KPV interest by Hurricane
- Confirmation of construction of the KAM pipeline
- Agreement on the study of future construction by KazMunaiGas with Hurricane support (ship or pay commitments and financial participation, if required) of a pipeline from Kumkol to Kenkiyak via Aralsk.

May 16, 2002

After extensive discussions between KazMunaiGas and Hurricane staff, Bernard Isautier, President of Hurricane, submits to Mr. Kiinov, President of KazMunaiGas, a draft Agreement reflecting the conclusions of the April 26 meeting.

May 30, 2002

In a meeting in Astana, Mr. Kiinov confirms to Mr. Isautier the agreement of KazMunaiGas on the purchase by Hurricane of the KPV interest.

June 4, 2002

Mr. Kabyldin, representative of KazMunaiGas at the CPC Shareholders meeting held in Moscow, indicates that KazMunaiGas will be ready to approve the CPC transaction in the event that the development plans of Hurricane for the South Turgai basin will be approved by the Ministry of Energy and Mineral Resources.

Considering that the KPV transaction has a deadline for closing of June 13, 2002, and that assurance of access to a competitive transportation infrastructure is a condition precedent to the ability to prepare and submit corresponding development plans, the new condition imposed by the KazMunaiGaz representative cannot be met in time.

June 13, 2002

BP and Hurricane acknowledge that the deadline for execution of the CPC Letter of Credit Agreement has passed without it being executed by a number of CPC Shareholders. As a result, the condition set out in the Sale and Purchase Agreement has not and cannot be satisfied by June 13, 2002.

The Sale and Purchase Agreement therefore terminates and the "First Payment" of US$40,000,000 will be reimbursed to Hurricane in full by June 22, 2002.



NEWS RELEASE

FOR IMMEDIATE RELEASE – June 11, 2002

FOR: Hurricane Hydrocarbons Ltd.

SUBJECT: CPC Acquisition Conference Call, Investment
                   Conference Webcast & Investor Tour

CALGARY, Alberta – Hurricane Hydrocarbons Ltd. ("Hurricane") will be hosting a conference call to discuss the status of the Company's acquisition of an interest in the Caspian Pipeline Consortium ("CPC").

The conference call will be held on Monday, June 17, 2002 at 11:00 a.m. Eastern time (9:00 a.m. Mountain time). Those who wish to participate are invited to dial (416) 695-5801.

The conference call hosts will be Ihor P. Wasylkiw, Vice President Investor Relations, Bernard F. Isautier, President and Chief Executive Officer and Anthony Peart, Senior Vice President General Counsel and Corporate Secretary.

Those who are unable to participate by phone may either listen in to the call via a live webcast feed that can be accessed from Hurricane's website or that of Canada NewsWire's. A recording of the conference call may be listened to in its entirety by calling (416) 695-5800 and specifying the code 1191731. This recording will be available until June 24th. The archived webcast will be available until July 16th.

Hurricane will be making a presentation at the Canadian Association of Petroleum Producers (CAPP) investment conference being held in Calgary, Alberta on Monday, June 17, 2002 and invites you to listen to the live webcast. Mr. Bernard F. Isautier, President and CEO of Hurricane, will be the company presenter.

Hurricane will also be meeting with institutional investors in Winnipeg, Boston and Montreal on June 19th, 20th and 21st, respectively.

Investors will be able to either review a copy of the presentation which will be made, or alternatively, listen to a live webcast of the presentation which will begin at approximately 4:00 p.m. Eastern time (2:00 p.m. Mountain time). Please visit the company's website at www.hurricane-hhl.com and from the home page click on "Presentation" to download a copy of the presentation or click on "Webcast" to listen to the live webcast. An archive of the webcast will be available roughly 3 days after the original broadcast and will be accessible for the following 30 days.

Hurricane is an international energy corporation engaged in the exploration, development, production, acquisition, refining and marketing of crude oil and refined products in the Republic of Kazakhstan.

Hurricane's shares trade on The Toronto Stock Exchange under the symbol HHL.A, in the United States on Nasdaq under the symbol HHLF and on the Frankfurt exchange under the symbol HHCA. Hurricane's 12% Senior Notes due 2006 are listed on the Toronto Stock Exchange under the symbol HHL.DB.U and on the Luxembourg Stock Exchange. The company's website can be accessed at www.hurricane-hhl.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

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For further information please contact:

Ihor P. Wasylkiw
Vice President Investor Relations
(403) 221-8658

Suite #1460 Sun Life Plaza North Tower 140 – 4th Avenue S.W. Calgary, Alberta, Canada T2P 3N3

Telephone (403) 221-8435 Fax: (403) 221-8435



NEWS RELEASE

FOR IMMEDIATE RELEASE – May 29, 2002
FOR: Hurricane Hydrocarbons Ltd.
SUBJECT: Resignation of an Officer

CALGARY, Alberta – Hurricane Hydrocarbons Ltd. ("Hurricane") announces that Mr. Christian B. Cleret, Senior Vice President Refining, Marketing and Trading, has resigned from his position effective May 27, 2002 in order to pursue other personal business interests.

Hurricane's shares trade on The Toronto Stock Exchange under the symbol HHL.A, in the United States on Nasdaq under the symbol HHLF and on the Frankfurt exchange under the symbol HHCA. Hurricane's 12% Senior Notes due 2006 are listed on the Toronto Stock Exchange under the symbol HHL.DB.U and on the Luxembourg Stock Exchange. The company's website can be accessed at www.hurricane-hhl.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

-30-

For further information please contact:

> **Ihor P. Wasylkiw**
> Vice President Investor Relations
> (403) 221-8658



Q1 Interim Report
AS AT MARCH 31, 2002

Message to the shareholders

HIGHLIGHTS

Hurricane's First Quarter 2002 highlights included the following:

> Earnings of $23.1 million, $31.6 million before unusual items

> Cash flow of $35.5 million, $44.0 million before unusual items

> Production of 123,372 barrels of oil per day

> New exploration discovery, North Nurali field

> Development of FOB crude sales

> Reduction of Mazut production at Shymkent refinery

FINANCIAL REVIEW

Three Months ended March 31
(EXPRESSED IN MILLIONS OF US$ EXCEPT PER SHARE AMOUNTS)

	2002	2001
Gross Revenue	$ 143.30	$ 139.20
Net income	23.10	55.40
Per share (basic)	0.29	0.69
Per share (diluted)	0.28	0.67
Cash flow	35.50	58.40
Per share (basic)	0.44	0.73
Per share (diluted)	0.42	0.69
Net income before unusual items	31.60	55.40
Per share (basic); before unusual items	0.39	0.69
Per share (diluted); before unusual items	0.37	0.67
Cash flow before unusual items	44.00	58.40
Per share (basic); before unusual items	0.54	0.73
Per share (diluted); before unusual items	0.52	0.69
Weighted Average Shares Outstanding		
Basic	80,622,901	79,812,719
Diluted	84,447,004	84,656,439
Shares Outstanding at End of Period	81,041,713	79,815,308

UPSTREAM OPERATIONS REVIEW

PRODUCTION

During the first quarter of 2002, Hurricane's production volumes totaled 11.1 million barrels or an average of 123,372 barrels of oil per day ("bopd"). This represents a 38% increase over the first quarter 2001 production of 89,341 bopd, and a 12% increase over the fourth quarter of 2001 production rates of 110,096 per bopd. On May 6, 2002, the production rate was 136,600 bopd. Adverse crude oil transportation conditions restricted upstream performance

and required the cutback of field production by an average of 5,400 bopd in the quarter. Consequently, the production potential in the first quarter of 2002 was approximately 129,000 bopd, which is now being exceeded.

Production increases were recorded in all fields, with the exception of those in the Kazgermunai Joint Venture. Major contributions came from the optimization of individual well rates in Kumkol South by pump optimization, and off take control and the continued development drilling in Kumkol North.

Hurricane currently has 10 service rigs in operation throughout the producing fields that are contributing to the enhancement of daily production. These rigs are conducting artificial lift pump replacements and installations.

Additional production testing continued in the QAM fields ("Qyzylkiya, Maybulak and Aryskum").

The program of further development and production enhancement of the Akshabulak field, operated by Kazgermunai, requires the installation this year of a new process facility. The purchase order for this new facility is being delayed by the German partners, pending assurances from the Government of Kazakhstan on marketing and transportation issues. Consequently, the average yearly production for Hurricane in 2002 is anticipated to be approximately 135,000 bopd, with an end-of-year production rate of 155,000 bopd.

KUMKOL FIELDS FACILITIES

A free water knock out facility and a new water injection plant commissioned in 2001 enhanced the pressure support to the Kumkol reservoirs, and has allowed increased off-take from production wells. The construction of four new group processing stations, which relieve water handling at the main central processing facility ("CPF"), are to be phased in through the year and will further maximize production of the Kumkol fields. Water injection has commenced at South Kumkol; production benefits should be experienced later this year.

UTILIZATION OF ASSOCIATED GAS

The government-approved 55-megawatt power plant at Kumkol is on target for a planned start-up by the end of 2002. This plant will convert associated produced gas from the Kumkol South, South Kumkol and North Kumkol fields into electricity. The cost of the project is expected to be shared with the Turgai Petroleum Joint Venture. The

Akshabulak gas utilization project is under evaluation in conjunction with the next phase of field development plans.

EXPLORATION

Hurricane is pleased to announce the discovery of the North Nurali Field, approximately 15 kilometres west of the Kumkol Field. This discovery has been validated by the drilling of 2 exploration wells in 2 separate leads in the 100% owned license area, 260D-1, in the South Turgai Basin. The first well, North Nurali 1, was drilled early in 2002 to a depth of 2265 metres. With evidence of moveable light, 44 degree API, sweet crude, North Nurali 2 was immediately spudded in the neighboring lead just 1 kilometre to the east.

North Nurali 2 has been drilled to a similar depth and seven potential oil bearing zones have been identified. Three zones have been tested under restricted conditions at a combined flow-rate of 720 bopd. The remaining four zones are scheduled to be tested. As in North Nurali 1, the crude is light, 44.9 degrees API and sweet. Similar to North Nurali 1, the second well has experienced skin damage, which has restricted flow rates. North Nurali 1 cleanup and remedial workover, which may include perforation washing or formation fracturing, will be done later this year.

Net pays have been between 8 and 60 metres for North Nurali 1 and North Nurali 2 respectively. Porosities of 25% and low reservoir viscosities of 0.2 centipoise have been experienced.

The leads in the North Nurali area are just two of the numerous leads that Hurricane has identified in the 260D-1 license area. The wells identified here target deeper sands in stratigraphic traps, previously unexplored in the basin. Well depths for all the leads range from 2,300 to 4000 metres. The two North Nurali wells drilled have already confirmed the concept of hydrocarbons in this new play type. Consequently, the original program to explore 4 more similar leads will continue.

APPRAISAL AND DEVELOPMENT DRILLING

The East Kumkol field, discovered in 2001, continues to be evaluated. Two of the 8 wells planned have been drilled to date. Production from the East Kumkol field now stands at 1,000 bopd. A development scheme is under way which will increase production to 4,500 bopd during the fourth quarter of 2002.

During the first quarter of 2002, the QAM development project was primarily focused on completion of facilities

design and engineering. No new wells were drilled but a Maybulak appraisal well has just been spudded. A further 17 wells are planned for 2002 in QAM. All government approvals have been granted for the 3 field developments to proceed.

The Turgai Petroleum Joint Venture (HKM 50% interest) gross production remained relatively flat over the last quarter. Additional production from newly drilled wells was offset by production cutbacks as a result of transportation restrictions. Gross production was 38,460 bopd in the fourth quarter of 2001, versus 38,480 bopd in the first quarter of 2002. Fourteen wells have been drilled so far this year. By year-end, 47 wells are planned to be drilled.

Gross production at the Kazgermunai Joint Venture Akshabulak field (HKM 50% interest) decreased from 18,000 bopd in the fourth quarter of 2001 to 16,500 bopd in the first

quarter of 2002, due to production cutbacks as a result of transportation restrictions.

Two new wells have been drilled in the first quarter. There is the potential to drill a further 12 this year following the mobilization of a second drilling unit due July 2002. 3D seismic, acquired over the field, will assist in the 2002 drilling program. The pace of development is contingent on the German partners' decision.

In the first quarter of 2002, 1 Nurali well was on test production at a rate of 1,050 bopd. In addition, 3D seismic acquisition over the Nurali and Aksai fields was completed, which is now being interpreted as crucial data for the full field development plan, due for submission to the Kazakhstan approval authorities in the fourth quarter of 2002.

DOWNSTREAM MARKETING, TRADING AND REFINING

CRUDE TRADING AND TRANSPORTATION

Crude oil exports continued to increase. New export contracts and export routes, including Uzbekistan and a Delivered At Frontier ("DAF") route to Odessa via Ukraine, were formalized, and continue to reduce the overall Freight Carriage Assurance ("FCA") discount from Shymkent.

The Batumi via Turkmenbashi export route continued to be a significant Free on Board ("FOB") transaction. During the first quarter of 2002, 2.35 million barrels of crude were exported via the port of Aktau, versus 1.43 million barrels in the fourth quarter of 2001.

During the first quarter of 2002, the average differential between Brent and export netbacks at Shymkent was $11.81 per barrel, versus $12.50 per barrel in the first quarter of 2001 and $11.85 per barrel in the fourth quarter of 2001. Further transportation cost reductions will be realized in 2002 as CPC pipeline movements begin and other export routes are utilized.

FOB sales continue to be developed and now represent 19.9% of the crude trading activity.

In 2002 and 2003 further cost reductions will be realized due to the following:

> movement via the Caspian Pipeline Consortium ("CPC")
> additional FOB sales, in particular, to Mediterranean market end users

> logistical infrastructure improvement (QAM pipeline, railcars, loading facilities)
> developing joint marketing systems with other producers within the Turgai basin

ACQUISITION OF AN INTEREST IN THE CPC PIPELINE

Hurricane continues to work with the CPC shareholders to satisfy the conditions precedent of the CPC shareholders' agreement, which will lead to the closing of the October 26, 2001 signed Sale and Purchase Agreement with Amoco Production Company, a subsidiary of BP plc. Upon formal closing of the Sale and Purchase agreement, anticipated by mid June, the second payment of $30 million will be made to Amoco. The remaining amount of $10 million would then be paid by August 31, 2002.

This acquisition will give Hurricane preferential rights of access to the CPC Pipeline for the transportation of at least 64,000 bopd of oil at the CPC shareholders' tariff.

QAM PIPELINE

Preparations for the construction of the QAM pipeline are proceeding on schedule. Pipe and key equipment orders have been placed with a target completion date of year-end 2002.

SHYMKENT REFINERY

During the first quarter of 2002, the Shymkent refinery processed approximately 7.6 million barrels or 84,622 bopd, including 0.7 million barrels that were custom-refined for third parties. This was up 15% versus the 6.6 million barrels or 71,700 bopd, including 1.6 million barrels that were custom-refined for third parties in the first quarter of 2001.

In 2002, several investments with high profitability and short pay back periods will be implemented. Examples of such projects include improvements in LPG fractionation and storing, and improvements in the use and conservation of energy.

Important changes have occurred in the refinery regarding yields since the first quarter of 2001, and very significant margin improvements have already happened. The production of Mazut, which is a lower-end product and is present on the market in excessive quantities, was reduced from approximately 43% to 33% during this period. This results in producing much more valuable products such as gasoline, diesel and kerosene.

Hurricane is implementing a wide range of low cost changes as part of its profit improvement program. These changes involve energy management and saving, yield improvements, implementation of test runs on several units with a view to optimize their performance, and setting up a modern planning/scheduling system and organization for the management of marketing and refinery. The overall result is expected to improve profitability by at least 45 cents per barrel in 2002.

In 2002 a 20 day scheduled refinery maintenance turnaround is anticipated in May, and another one in October. During these periods, all mandatory equipment will be re-inspected and certified for continued operation.

Activities that were not part of the refinery's core business are planned to be divested.

INTERNATIONAL TRADING AND DOMESTIC SALES OF REFINED PRODUCTS

Refined product sales volumes increased by 34% in the first quarter of 2002 versus the fourth quarter of 2001.

Hurricane's market share in Kazakhstan now ranges from approximately 40 to 60% in its operating regions.

Very successful jet kerosene sales were developed following some minor modifications to the refinery and the certified obtainment of jet fuel for civil and military aviation.

Throughout 2002, Hurricane will be focused on:

> increasing the control of domestic dedicated railcars
> the development of the regional kerosene market
> reducing its dependence on the heavy fuel (i.e. mazut) market.

ARBITRATION DECISION

Hurricane had been named as a defendant in a claim filed by a company alleging it was retained under a consulting contract, as disclosed in previous filings. The arbitration decision has been received and the Corporation has accrued a one-time cost of $6.1 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the Interim Consolidated Statements.

During the first quarter of 2002, the Corporation continued to expand and develop as per the planned target. Production was increased from the fourth quarter 2001 average of 110,096 barrels of oil per day ("bopd") to an average of 123,372 bopd during the first quarter of 2002.

All numbers are in US Dollars unless otherwise indicated.

The following discussion covers the first quarter 2002 and 2001.

For the quarter ended March 31, 2002, the Corporation generated $23.1 million of net income and $35.5 million of cash flow. This represents basic net income per share of $0.29 and basic cash flow per share of $0.44. The comparable figures for 2001 were net income of $55.4 million, or $0.69 basic net income per share, and $58.4 million of cash flow, or $0.73 basic cash flow per share.

The first quarter 2002 results include accruals for two items related to earlier periods. These are the receipt of an arbitration decision and the loss of a portion of a tax case in Kazakhstan. Both are discussed in the notes to the financial statements. The total of these adjustments amounts to $8.5 million. In the absence of these, net income for the quarter would have been $31.6 million, or basic net income per share of $0.39, and cash flow would have been $44.0 million, or basic cash flow per share of $0.54.

REVENUE, PRODUCTION AND SALES

UPSTREAM

Upstream production averaged 123,372 bopd for the first quarter of 2002 compared to 89,341 bopd for the same period in 2001. The tables below set out total production and sales from our Upstream operations.

PRODUCTION

	Three months ended March 31, 2002 (MMbbls)	Three months ended March 31, 2001 (MMbbls)
Opening inventory of crude oil	0.70	0.39
Production	11.10	8.06
Crude oil purchased from third parties	0.65	-
Sales or transfers	(10.89)	(8.16)
Pipeline losses	(0.01)	(0.01)
Closing inventory of crude oil	1.55	0.26

The crude oil purchased from third parties represented royalty in kind re-acquired by the Company.

SALES OF CRUDE OIL

	Three months ended March 31			
	2002 (MMbbls)	2002 (%)	2001 (MMbbls)	2001 (%)
Crude oil exports	4.53	41.6%	4.20	51.5%
Crude oil transferred to Downstream	2.98	27.4%	2.83	33.5%
Crude oil transferred to Downstream and exported	-	-	0.15	1.8%
Crude oil transferred to Downstream by joint ventures (50%)	1.83	16.8%	1.07	13.1%
Royalty payments	0.98	9.0%	-	-
Crude oil domestic sales	0.57	5.2%	0.01	0.1%
Total crude oil sales or transfers	10.89	100%	8.16	100%

Total consolidated revenue from crude oil sales amounted to $62.6 million in the first quarter of 2002, and $55.5 million in the first quarter of 2001.

ShNOS is not expected to export crude oil in 2002.

In the first quarters of both 2002 and 2001, the majority of crude oil export sales were sales to third parties within Kazakhstan, normally at the rail terminal at Tekesu, adjacent to the Shymkent Refinery. The price achieved for these sales are shown net of a discount to the prevailing Brent at the time of the sale. The discount reflects a number of factors, the most significant of which relates to rail transportation costs. Title to the crude oil passes to the buyer at the point of loading the crude into rail cars. Within the tables noted below, these sales are shown as "Crude sales sold FCA".

In addition, 3.3% of crude oil sales made in the first quarter of 2002 was on FOB terms to a Black Sea port. No crude oil was sold on FOB terms in the first quarter of 2001. Under these types of sale, the Corporation arranges all transportation to the port and assumes the obligations for this transportation. The sale price therefore reflects the Brent price plus or minus a quality differential to the Black Sea Port at the time of sale. With this type of sale, title to the crude does not pass to the buyer until the crude is loaded into an oil tanker in the respective Black Sea Port. Within the tables noted below, these sales are shown as "Crude sales sold FOB".

The majority of crude produced by the joint ventures (CJSC Turgai Petroleum and LLP Kazgermunai) in the first quarter of 2002 was sold to ShNOS at Shymkent.

Total revenue can be analysed as follows:

FIRST QUARTER 2002 CRUDE OIL REVENUE

	Quantity sold in (MMbbls)	Net Realized Price ($ per bbl)	Revenue ($000's)
Crude sales sold FCA	4.31	11.55	49,769
Crude sales sold FOB	0.12	17.19	2,063
Kazgermunai export sales	0.10	10.77	1,077
Royalty payments	0.98	6.24	6,117
Crude oil domestic sales	0.57	6.21	3,537
Total	6.08	10.29	62,563

FIRST QUARTER 2001 CRUDE OIL REVENUE

	Quantity sold in (MMbbls)	Net Realized Price ($ per bbl)	Revenue ($000's)
Crude sales sold FCA	3.74	12.10	45,236
Royalty payments	-	-	-
Kazgermunai export sales	0.62	16.33	10,125
Crude oil domestic sales	0.01	9.70	97
Total	4.37	12.69	55,458

The average FCA discount for exports from Shymkent, to Brent crude oil price, for the first quarter 2002 and 2001 for Hurricane Kumkol Munai OJSC ("HKM") sales only, is set out below.

	2002 ($/bbl)	2001 ($/bbl)
Quarter to March 31	11.81	12.50
Average year to date	11.81	12.50

DOWNSTREAM

The comparative numbers in the tables include the first three months for the years 2002 and 2001 respectively.

The Refinery at Shymkent has a total design operating capacity of 6.6 million tonnes per year or the equivalent of approximately 12.8 mmbbls per quarter. The Refinery operated in the first quarter of 2002 at an increased capacity level of 59.6% or 983,180 tonnes (approximately 7.6 mmbbls). The comparative numbers for the first quarter of 2001 were 51.4% or 848,403 tonnes (approximately 6.6 mmbbls) respectively.

The crude oil feedstock for the Refinery is primarily acquired from Upstream operations but purchases are also made from third parties. The table below sets out the source of purchases and the movement in feedstock supplies.

PURCHASE AND ACQUISITION OF FEEDSTOCK

	First quarter 2002 (MMbbls)	First quarter 2001 (MMbbls)
Acquired from HKM	2.98	2.98
Purchased from joint ventures (100%)	3.66	2.14
Purchased from third parties	-	0.36
Total feedstock acquired	6.64	5.48

INVENTORY LEVELS OF FEEDSTOCK

	First quarter 2002 (MMbbls)	First quarter 2001 (MMbbls)
Opening inventory of crude oil feedstock	0.34	0.08
Purchase and acquisition of feedstock	6.64	5.48
Recoverable feedstock from traps	0.02	0.02
Feedstock sold for export	-	(0.15)
Feedstock refined into product	(6.91)	(4.83)
Closing inventory of feedstock	0.09	0.60

In addition to acquiring feedstock to refine into products, the Refinery from time to time acquires refined product for resale. The table below sets out the movement in inventory of refined product.

INVENTORY MOVEMENT OF REFINED PRODUCT

	First quarter 2002 (MM tonnes*)	First quarter 2001 (MM tonnes*)
Opening inventory of refined product	0.20	0.13
Refined product from feedstock	0.83	0.59
Refined product acquired	0.05	0.06
Refined product sold	(0.91)	(0.53)
Closing inventory of refined product	0.17	0.25

* The inventory of products represents a mix of products for which no unique conversion from barrels to tonnes exists. The standard conversion used for crude oil by the Corporation is 7.746 barrels to the tonne.

The feedstock is refined into a number of products sold to derive the revenue of refined products. Refined product sales revenue for the first quarter 2002 was $77.4 million and for the first 3 months of 2001 the revenue was $76.4 million.

The table below sets out product sold for the first quarters of 2002 and 2001, the average price achieved and the total refined products revenue.

REFINED PRODUCT REVENUE - FIRST QUARTER 2002

Product Produced	Tonnes Sold	Average Price ($/tonne)	Revenue ($000's)
Gasoline	202,811	112.27	22,769
Diesel	260,004	112.97	29,373
Heavy fuel oil (Mazut)	332,117	31.70	10,529
LPG	29,270	75.57	2,212
Jet Fuel	50,542	199.93	10,105
Total Self Refined	874,744	85.73	74,988
Resale of purchased refined products	40,175	59.64	2,396
Total refined product sales	914,919	84.58	77,384

REFINED PRODUCT REVENUE – FIRST QUARTER 2001

Product Produced	Tonnes Sold	Average Price ($/tonne)	Revenue ($000's)
Gasoline	113,385	217.49	24,660
Diesel	140,428	224.83	31,572
Heavy fuel oil (Mazut)	229,418	56.28	12,911
LPG	23,478	95.49	2,242
Jet Fuel and kerosene	6,832	263.47	1,800
Total self refined product sales	513,541	142.51	73,185
Resale of purchased refined products	30,745	106.10	3,262
Total refined product sales	544,286	140.45	76,447

In addition to revenue generated from the refining and sale of product derived from acquired feed stock, the Refinery also refined crude on behalf of third parties for which it derives a fee. Total processing fees earned in the first quarter of 2002 amounted to $1.4 million. The comparable number for the first quarter of 2001 was $3.5 million.

The table below sets out the total quantity of oil processed into product and the average fee charged.

	Toller's volumes processed (Tonnes)	Processing fee ($/tonne)	Processing fees earned ($000's)
First quarter 2002	**91,521**	**15.64**	**1,431**
First quarter 2001	214,526	16.31	3,498

PRODUCTION EXPENSES

Production expenses relate to the cost of producing crude oil in the Upstream operations and were $14.2 million in the first quarter of 2002 compared to $9.6 million in the first quarter of 2001. Based on the number of barrels of oil produced, these costs are $1.28 per barrel for the first quarter 2002 and $1.19 per barrel for the same period in 2001.

The absolute increase in cost between first quarter of 2002 and 2001 resulted from the increase in production volumes of 3.1 million barrels, and the inclusion in the 2002 production expenses of $1.3 million of 2001 costs, pertaining to a late audit adjustment from one of the Company's joint ventures. This adjustment had not been received by the Company at the time of finalization of the results for 2001. The joint ventures have different auditors.

ROYALTIES AND TAXES

The total royalty expense for the first quarter of 2002 was $6.7 million, which represented an effective overall percentage of 5.45%. For the first quarter of 2001, royalty expense was $5.6 million and the overall percentage was 5.11%.

The table below indicates the royalty paid in kind and cash in the first quarter of 2002 and 2001 ($000's).

Quarter ending	2002 Royalty in Kind	2002 Cash Royalty	2002 Total Royalty	2001 Royalty in Kind	2001 Cash Royalty	2001 Total Royalty
March 31	**2,972**	**3,738**	**6,710**	-	5,589	5,589
Total Royalty	**2,972**	**3,738**	**6,710**	-	5,589	5,589

The total royalty and tax expense for the first quarter of 2002 was $12.4 million compared to $6.0 million for the first quarter of 2001. In addition to royalties, the Corporation incurred other statutory taxes of $5.7 million in the first quarter of 2002 ($0.37 million in the first quarter of 2001), out of which $5.4 million relates to tax assessments as more fully described in Note 8 of the consolidated financial statements.

TRANSPORTATION COSTS

Transportation costs are made up of the costs of shipping crude oil from the central processing facility located at the Kumkol South Field (the "CPF") to the Shymkent Refinery, the costs of trucking crude oil from the QAM Fields to the CPF and railway transportation from the Shymkent Refinery to the destination ports under FOB sales contracts. Transportation costs also include transportation of crude produced by our Kazgermunai joint venture to its export customers.

The pipeline tariff from the CPF to Shymkent depends on the ultimate destination of the crude oil. The tariff charged in respect of crude oil destined for export is $1.41 per barrel, whereas the cost related to crude oil processed in the Refinery is $0.84 per barrel.

The table below sets out the constituent components of transportation costs.

	First quarter 2002 ($000's)	First quarter 2001 ($000's)
Pipeline costs	11,650	8,010
Kazgermunai transportation costs	812	1,375
Railway transportation	282	-
Other related transportation costs	846	-
Total	13,590	9,385

The absolute increase in costs results from the increase in production between the first quarters of 2002 and 2001. Other related transportation costs are mainly trucking costs incurred to transport the QAM field crude oil to the central processing facility located at Kumkol.

REFINING COSTS

Refining costs represent the direct costs related to processing all crude oil including toller's volumes. The total refining costs in the first quarter of 2002 were $6.5 million or $0.86 per barrel of crude oil processed. For the first quarter of 2001 the costs were $4.1 million and $0.85 per barrel respectively.

The absolute increase in refining costs resulted from the increased processing of crude oil into products, quarter on quarter, whereby in the first quarter of 2002, 43.1% more crude oil was refined into products.

In addition, the increase on a per barrel basis was brought about by the reclassification of the cost of tolling from crude oil and refined product purchases into refining costs, which accounted for $0.6 million of the increase for the first quarter of 2002.

CRUDE OIL AND REFINED PRODUCT PURCHASES

Crude Oil and refined product purchases represent the cost of purchasing crude oil for the Refinery from third parties, as well as refined product for resale. The increase in cost from $12.1 million in the first quarter of 2001 to $18.1 million in 2002 resulted mainly from the increased volumes of crude purchased from third parties in 2002 (118,086 tonnes versus 372,923 tonnes respectively). This increase was partly offset by the decreased prices for both crude oil and refined products in the first quarter of 2002.

SELLING EXPENSES

Selling expenses are comprised of the costs of operating the seven distribution centres of ShNOS that sell refined products, and certain costs associated with the sale and export of crude oil. Downstream selling expenses of $5.6 million in the first quarter of 2002 ($3.2 million in the first quarter 2001) rose due to the significant increase in sales volumes during the first quarter of 2002. The Company was obliged to refund $1.1 million dollars of transportation discount it had received in earlier periods as a result of not meeting its throughput obligations under the related transportation contract and a legal settlement of $0.6 million with a vendor. Upstream selling costs were $0.1 million in the first quarter of 2002 compared to $1.8 million in the first quarter of 2001.

GENERAL AND ADMINISTRATIVE

Total General and Administrative costs were $12.5 million in the first quarter of 2002 and $10 million for the same period in 2001. The table below analyses these between Upstream, Downstream and Corporate. In the case of Upstream and Downstream, the General and Administrative costs are also reflected on a per barrel basis.

FIRST QUARTER 2002

	General and Administrative ($000's)	Per barrel of oil produced or processed* ($/bbl)
Upstream	7,138	0.64
Downstream	3,368	0.44
Corporate	1,994	
Total	12,500	

FIRST QUARTER 2001

	General and Administrative ($000's)	Per barrel of oil produced or processed* ($/bbl)
Upstream	5,498	0.68
Downstream	3,718	0.57
Corporate	753	
Total	9,969	

* Including toller's Volumes

The absolute increase in General and Administrative costs relates to the increase in activity levels.

NET BACK ANALYSIS

Set out below are the details of the average net back achieved in the first quarter of 2002 for export sales and sales derived from the refining of the Company's own crude.

	Crude Oil Exports ($/bbl)	Own Crude Oil Refined and sold ($/bbl)
Net sales price achieved	11.71	11.15
Transportation expense	(1.83)	(1.09)
Production and Refining costs	(1.28)	(2.13)
Royalty	(1.10)	(1.05)
Selling Costs	(0.01)	(0.74)
General and Administrative costs	(0.64)	(1.08)
Tax expense	(0.85)	(1.21)
Net Back	6.00	3.85

DEPRECIATION, DEPLETION AND AMORTIZATION

Depreciation, depletion and amortization have increased by $1.3 million in the first quarter of 2002, compared to the same period in 2001. This increase is mainly due to the increase in production and the capital additions in 2002 as compared to 2001. The effect of these increases was partly offset by the increase in proved producing reserves over the same period.

FIRST QUARTER 2002

	DD&A ($000's)	DD&A ($/bbl*)
Upstream	5,768	0.52
Downstream	2,736	0.39
Corporate	22	
Total	8,526	

*Downstream includes toller's volumes

FIRST QUARTER 2001

	DD&A ($000's)	DD&A ($/bbl*)
Upstream	4,797	0.60
Downstream	2,351	0.47
Corporate	36	
Total	7,184	

*Includes toller's volumes

In accordance with Canadian and United States accounting standards, and to provide comfort that anticipated future revenues are sufficient to cover the capitalised costs of properties, the Corporation performs a quarterly "ceiling test". The ceiling test for the quarter ended March 31, 2002 demonstrated that future net revenues exceed the carrying value of the Upstream properties under the full cost method of accounting.

TAXATION

The Corporation is subject to a number of taxes in Kazakhstan including, but not limited to, income taxes, excess profits taxes, excise taxes, land taxes, property taxes, transportation taxes, and mandatory contributions to social funds. Income is taxed at the Kazakhstani statutory rate of 30% with the exception of South Kumkol, which is taxed at a rate of 20%. Excess profits taxes have been negotiated with the Kazakhstani government in each hydrocarbon contract. With respect to the Kumkol South, South Kumkol and QAM fields, the Corporation is subject to excess profit tax at rates that vary from 0 to 30% based on the cumulative internal rate of return. With respect to Kumkol North (Turgai Petroleum), the Corporation is subject to excess profit tax at rates that vary from 0% to 50% based on the cumulative internal rate of return. The Corporation has not incurred any excess profit tax with respect to production from any of its fields. In 2002, the determination of excess profit taxes will be dependent upon crude oil prices and the level of capital expenditures.

The Corporation is subject to excise tax on its domestic sales in Kazakhstan, for crude oil from the South Kumkol field, at a rate of 7 euros per tonne, and Maybulak at a rate of 2 euros per tonne, and from sales of gasoline at a rate of $30 per tonne, and for diesel at a rate of $3.60 per tonne.

Within the license agreements for the Corporation's Upstream oil licenses are tax stability clauses that establish the tax regimes under which the Corporation operates. These are fixed as of the date of signing the agreement and remain in effect for the term of the agreement.

The tax authorities are currently questioning the corporate tax rate attributable to South Kumkol. Please refer to note 8 of the consolidated financial statements.

The total income tax charges for first quarters of 2002 and 2001 are set out below.

	First quarter 2002 ($000's)	First quarter 2001 ($000's)
Upstream	9,408	14,897
Downstream	3,185	1,352
Corporate	248	430
Total	12,841	16,679

The corporate tax expense mainly relates to taxes paid by Hurricane Overseas Services, the company that provides services to the operating subsidiaries in Kazakhstan.

INVENTORY

Included within the inventory of crude oil is an amount of 1,090,334 barrels of FOB sales in transit at March 31, 2002 (2001 – nil). The FOB sales will be recognized when the related oil is delivered to the buyer. Assuming an average FOB realized price of $23.06 per barrel in April, the value of these sales would be $25.1 million and the profit element would be $12.3 million.

CAPITAL EXPENDITURES

The table below provides a breakdown of capital expenditures in the first quarters of 2002 and 2001.

	First quarter 2002 ($000's)	First quarter 2001 ($000's)
Upstream		
Development wells	2,874	1,000
Facilities and equipment	13,451	6,691
Exploration	1,814	345
Downstream		
Refinery HS&E	156	21
Refinery sustaining	102	406
Refinery return projects	374	167
Marketing & other	690	192
Corporate	48	-
Total Capital Expenditure	19,509	8,822

MANAGING LIQUIDITY AND CAPITAL RESOURCES

The levels of cash, current assets and current liabilities at the balance sheet dates for the first quarter ended March 31 of 2002 and year ended December 31, 2001 are set out below.

	As at March 31, 2002 ($000's)	As at December 31, 2001 ($000's)
Cash and cash equivalents	99,941	64,812
Total current assets (excluding cash)	130,068	105,312
Total current liabilities	115,203	108,737

The Company has outstanding commitments of $40 million dollars under its agreement to acquire a company which has an interest in the Caspian Pipeline Consortium. These commitments are expected to be met from existing financial resources of the Company.

Respectfully submitted On behalf of the Board of Directors,

Bernard F. Isautier
Chairman of the Board, President and Chief Executive Officer
May 8, 2002

HURRICANE HYDROCARBONS LTD.

INTERIM CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

Unaudited

	3 months ended	
	March 31, 2002	March 31, 2001
REVENUE		
Crude oil	**62,563**	55,458
Refined products	**77,384**	76,447
Processing fees	**1,431**	3,498
Interest and other income	**1,953**	3,840
	143,331	139,243
EXPENSES		
Production	**14,188**	9,612
Royalties and taxes	**12,376**	5,963
Transportation	**13,590**	9,385
Refining	**6,529**	4,098
Crude oil and refined product purchases	**18,100**	12,056
Selling	**5,730**	5,015
General and administrative	**12,500**	9,969
Interest and financing costs	**8,425**	3,065
Depletion and depreciation	**8,526**	7,184
Foreign exchange loss	**474**	373
	100,438	66,720
INCOME BEFORE UNUSUAL ITEMS	**42,893**	72,523
UNUSUAL ITEM		
Arbitration settlement	**6,090**	-
INCOME BEFORE INCOME TAXES	**36,803**	72,523
INCOME TAXES (Note 7)		
Current provision	**9,988**	21,075
Future income tax	**2,853**	(4,396)
	12,841	16,679
NET INCOME BEFORE MINORITY INTEREST	**23,962**	55,844
MINORITY INTEREST	**853**	472
NET INCOME	**23,109**	55,372
DEFICIT, BEGINNING OF PERIOD	**(66,366)**	(18,887)
Preferred share dividends	**(8)**	(8)
(DEFICIT) RETAINED EARNINGS, END OF PERIOD	**(43,265)**	36,477
BASIC NET INCOME PER SHARE (Note 10)	**0.29**	0.69
DILUTED NET INCOME PER SHARE (Note 10)	**0.28**	0.67

INTERIM CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

Unaudited

	As at March 31, 2002	As at December 31, 2001
ASSETS		
CURRENT		
Cash and cash equivalents	**99,941**	64,812
Accounts receivable	**59,921**	52,287
Inventory	**28,054**	29,946
Prepaids (Note 3)	**33,977**	17,319
Current portion of future income tax asset	**8,116**	5,766
	230,009	170,130
Long term investments (Note 4)	**40,000**	40,000
Future income tax asset	**24,737**	29,444
Capital assets	**344,007**	332,896
TOTAL ASSETS	**638,753**	572,470
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	**49,982**	48,758
Short term debt	**51,100**	52,557
Prepayments for crude oil and refined products	**14,121**	7,422
	115,203	108,737
Long-term debt (Note 6)	**312,230**	277,767
Provision for future site restoration costs	**3,466**	3,148
Future income tax liability	**25,482**	24,988
	456,381	414,640
Minority interest	**26,452**	25,599
Preferred shares of subsidiary	**88**	91
SHAREHOLDERS' EQUITY		
Share capital	**199,097**	198,506
Deficit	**(43,265)**	(66,366)
	155,832	132,140
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**638,753**	572,470

APPROVED BY THE BOARD OF DIRECTORS

BERNARD ISAUTIER
Director

ROBERT KAPLAN
Director

16

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

Unaudited

| | 3 months ended | |
	March 31, 2002	March 31, 2001
CASH PROVIDED BY (USED IN):		
OPERATING ACTIVITIES		
Net income	**23,109**	55,372
Items not affecting cash:		
Depletion and depreciation	**8,526**	7,184
Other non-cash charges	**125**	(193)
Minority interest	**853**	472
Future income tax	**2,853**	(4,396)
Cash flow	**35,466**	58,439
Changes in non-cash operating working capital items (Note 10)	**(14,479)**	(59,432)
Cash flow from operating activities	**20,987**	(993)
FINANCING ACTIVITIES		
Short term debt	**(9,456)**	13,992
Redemption of series 5 warrants	**-**	(9,425)
Long term debt (Note 10)	**42,528**	10,806
Proceeds from issue of share capital, net of share issuance costs	**589**	26
Preferred share dividends	**(8)**	(8)
Funds used in financing	**33,653**	15,391
INVESTING ACTIVITIES		
Capital additions	**(19,509)**	(8,276)
Acquisition of ShNOS, net of cash acquired	**-**	(52)
Purchase of preferred shares of subsidiary	**(2)**	(3)
Funds used for investing	**(19,511)**	(8,331)
INCREASE IN CASH	**35,129**	6,067
CASH AND CASH EQUIVALENTS POSITION (BEGINNING OF PERIOD)	**64,812**	59,298
CASH AND CASH EQUIVALENTS POSITION (END OF PERIOD)	**99,941**	65,365

1 SIGNIFICANT ACCOUNTING POLICIES

The Interim Consolidated Financial Statements of Hurricane Hydrocarbons Ltd. ("Hurricane" or the "Corporation") have been prepared by management, in accordance with generally accepted accounting principles in Canada. Certain information and disclosures normally required to be included in the notes to the annual financial statements has been omitted or condensed. The Interim Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and the notes thereto in Hurricane's Annual Report for the year ended December 31, 2001. The accounting principles applied are consistent with those as set out in the corporation's annual financial statements for the year ended December 31, 2001.

2 SEGMENTED INFORMATION

	Three months ended March 31, 2002			
	Upstream	Downstream	Eliminations	Consolidated
REVENUE				
Crude oil	95,626	-	(33,192)	62,434
Refined products	10,987	79,051	(12,654)	77,384
Processing fees	-	1,431	-	1,431
Interest and other income	1,262	2,304	(2,592)	974
	107,875	82,786	48,438	142,223
EXPENSES				
Production	12,775	-	1,413	14,188
Royalties and taxes	12,191	(336)	521	12,376
Transportation	12,618	-	972	13,590
Refining	-	6,539	(10)	6,529
Crude oil and refined product purchases	16,320	52,285	(50,505)	18,100
Selling	2,486	5,597	(2,354)	5,729
General and administrative	7,138	3,368	24	10,530
Interest and financing costs	2,101	578	-	2,679
Depletion and depreciation	5,339	2,736	428	8,503
Foreign exchange (gain) loss	766	(330)	141	577
	71,734	70,437	(49,370)	92,801
Segment income	36,141	12,349	(932)	49,422
Unallocated amounts				
Interest and financing costs				(5,746)
Arbitration settlement				(6,090)
Corporate expenses, net				(783)
Income before income taxes				(36,803)
Income taxes				(12,841)
Minority interest				(853)
Net income				(23,109)

	As at March 31, 2002		
	Upstream	Downstream	Consolidated
ASSETS			
Assets	**367,256**	**193,849**	**561,105**
Unallocated corporate assets	**-**	**-**	**77,648**
Consolidated total assets			**638,753**
LIABILITIES			
Liabilities	**194,866**	**53,105**	**247,971**
Unallocated corporate liabilities	**-**	**-**	**208,410**
Consolidated total liabilities			**456,381**

	3 months ended March 31, 2001			
	Upstream	Downstream	Eliminations	Consolidated
REVENUE				
Crude oil	106,882	2,052	(53,476)	55,458
Refined products	1,486	74,961	-	76,447
Processing fees	-	3,661	(163)	3,498
Interest and other income	3,455	2,957	(2,604)	3,808
	111,823	83,631	(56,243)	139,211
EXPENSES				
Production	12,378	-	(2,767)	9,611
Royalties	5,963	-	-	5,963
Transportation	9,385	-	-	9,385
Refining	-	4,098	-	4,098
Crude oil and refined product purchases	-	62,400	(50,344)	12,056
Selling	1,813	3,202	-	5,015
General and administrative	5,498	3,718	-	9,216
Interest and financing costs	2,091	14	-	2,105
Depletion and depreciation	4,797	2,350	-	7,147
Foreign exchange (gain) loss	248	264	-	512
	42,173	76,046	(53,111)	65,108
Segment income	69,650	7,585	(3,132)	74,103
Unallocated amounts				
Interest and financing costs				(960)
Corporate expenses, net				(620)
Income before income taxes				72,523
Income tax expense				(16,679)
Minority interest				(472)
Net income				55,372

	As at December 31, 2001		
	Upstream	Downstream	Consolidated
ASSETS			
Assets	344,176	191,955	536,131
Unallocated corporate assets	-	-	36,339
Consolidated total assets			572,470
LIABILITIES			
Liabilities	162,543	50,288	212,831
Unallocated corporate liabilities	-	-	201,809
Consolidated total liabilities			414,640

3 PREPAIDS

	March 31, 2002	December 31, 2001
Advances for services and equipment	19,292,623	14,788,241
Prepayment of transportation for FOB sales	11,805,051	1,103,569
Prepayment for pipeline tariff	2,879,382	1,427,429
	33,977,056	17,319,239

4 LONG TERM INVESTMENTS

The Corporation has entered into a Sale and Purchase Agreement to acquire a 49.9% interest, with equal management rights in a company, which has a 1.75% interest in the Caspian Pipeline Consortium ("CPC pipeline"). The first payment of $40 million was made on December 28th, 2001. The second payment of $30 million is scheduled to be paid in the second quarter of 2002, with a third payment due on or before August 30, 2002 of $10 million, for total payments of $80 million.

5 JOINT VENTURES

The Corporation has the following interests in two joint ventures:

a) 50% equity shareholding with equivalent voting power in CJSC Turgai Petroleum ("Turgai"), formerly Kumkol Lukoil CJSC, which operates the northern part of the Kumkol field in Kazakhstan.

b) 50% equity shareholding with equivalent voting power in LLP Kazgermunai ("Kazgermunai"), which operates three oil fields in Kazakhstan: Akshabulak, Nurali and Aksai.

The following amounts are included in the Corporation's financial statements as a result of the proportionate consolidation of its joint ventures and before consolidation eliminations:

	3 months ended March 31, 2002		
	Turgai	Kazgermunai	Total
Cash	2,657	11,720	14,377
Current assets, excluding cash	11,173	10,832	22,005
Capital assets, net	20,071	54,502	74,573
Current liabilities	18,789	4,576	23,365
Long term debt	-	61,812	61,812
Revenue	11,952	5,238	17,190
Expenses	7,274	6,797	14,071
Net income	4,678	(1,559)	3,119
Cash flow from operating activities	2,468	338	2,806
Cash flow used in financing activities	-	744	744
Cash flow used in investing activities	(1,311)	(878)	(2,189)

The crude oil sales elimination of $33.2 million shown in Note 2 for the 3 months ended March 31, 2002 includes $8.5 million of crude oil sales made by Turgai to ShNOS, and $4 million of crude oil sales made by Kazgermunai to ShNOS.

	3 months ended March 31, 2001		
	Turgai	Kazgermunai	Total
Cash	28,342	24,748	53,090
Current assets, excluding cash	8,165	7,012	15,177
Capital assets, net	9,191	59,985	69,176
Current liabilities	7,998	3,578	11,576
Long term debt	-	83,923	83,923
Revenue	16,447	10,376	26,823
Expenses	3,121	8,151	11,272
Net income	13,326	2,225	15,551
Cash flow from operating activities	(6,007)	(7,560)	(13,567)
Cash flow from financing activities	-	1,875	1,875
Cash flow used in investing activities	(1,253)	(408)	(1,661)

The crude oil sales elimination of $53.5 million shown in Note 2 for the 3 months ended March 31, 2001 includes $14.3 million of crude oil sales made by Turgai to ShNOS.

6   LONG TERM DEBT

Long term debt is represented by::

	March 31, 2002	December 31, 2001
12% notes	203,676	189,976
Kazgermunai debt	61,812	61,068
Term facility	36,000	16,000
ShNOS bonds	13,162	13,227
Issue costs	(2,420)	(2,504)
	312,230	277,767

12% NOTES

The Corporation declared a special dividend of C$4.00 per share to the shareholders of record as of August 2, 2001 in the form of $208,610,000, 12% Notes ("Notes") issued on August 3, due in 2006. These Notes are unsecured, bear interest at the rate of 12% per annum payable semi-annually on August 3 and February 3, and mature on August 4, 2006. The Notes are redeemable at the Corporation's option in whole or in part on the interest payment dates at 102% up to and including February 3, 2003, at 101% up to and including February 3, 2004 and at 100% thereafter. Each holder of the Notes has the right, upon the occurrence of a change in control, to require the Company to repurchase all or any part (equal to $10,000 or an integral multiple thereof) of the Notes at a price of 101% of the aggregate principal plus accrued and unpaid interest.

Upon issuance, the Corporation paid fractional interests and withholding taxes of $31.83 million in cash and retained a corresponding amount of the Notes. The Corporation repurchased $0.9 million of these Notes on the market, cancelled $0.4 million and subsequently sold $15 million of the Notes in the fourth quarter of 2001 and $14.4 million in the first quarter of 2002, retaining $3.2 million as of March 31, 2002.

The issue costs related to the Notes are $1.8 million and are recorded as deferred charges, and are amortized, as well as $0.8 million of deferred charges related to the Term Facility (see below).

TERM FACILITY

The Corporation entered into a secured, Term Facility for $60 million. The facility will be repaid in fifteen equal monthly installments commencing October 2002 and bears interest at LIBOR plus 3.5%. As at March 31, 2002, the Corporation had drawn $60 million under this facility, $36 million of which is classified as short-term debt as of March 31, 2002.

INTEREST EXPENSE

Interest expense for the 3 months ended March 31, 2002 and 3 months ended March 2001 was $8.4 million and $3.06 million respectively, of which interest related to long term debt was $7.9 million and $2.8 million respectively.

7 INCOME TAXES

The provision for income taxes differs from the results, which would have been obtained by applying the statutory tax rate of 30% to Hurricane's income before income taxes. This difference results from the following items:

	March 31, 2002	March 31, 2001
Effective Kazakhstan income tax rate	30%	30%
Expected tax expense	11,057	21,757
Non-deductible amounts, net	(905)	698
Prior year losses carry-forward	-	(668)
Lower tax rate for South Kumkol field	(164)	(712)
Deferred tax recognized	2,853	(4,396)
Income tax expense	12,841	16,679

8 COMMITMENTS AND CONTINGENCIES

GOVERNMENT TAXES AND LEGISLATION

The Corporation, through its operating subsidiaries in Kazakhstan, has disputed certain tax assessments as disclosed in note 16 to the financial statements in the December 31, 2001 Annual Report.

The Corporation has been engaged in two court cases in Kazakhstan pertaining to the disputed assessments. The first involved ShNOS and was for approximately $8.8 million. ShNOS has successfully argued its case at the first level of the court system in Kazakhstan and at the Supreme Court level. There is a possibility that the Ministry of State Revenue may appeal to the ultimate appellate level, the Supervisory Commission of the Supreme Court. No provision has been made in the financial statements for this assessment.

The second case involved HKM and was for a total of approximately $8 million excluding any potential fines or penalties, which may be approximately $2 million. HKM was successful at the first level of the court system and was unsuccessful on the majority of the issues at the Supreme Court level. HKM will appeal to the ultimate appellate level, the Supervisory Commission of the Supreme Court. The Corporation has provided for $4.2 million of the $8 million in the March 31, 2002 financial statements. The Corporation continues to dispute this assessment, as it believes the tax stability provisions of its Hydrocarbons Contracts establish that HKM is not subject to the assessed taxes.

LEGAL PROCEEDINGS

The Corporation has been named as a defendant in a claim filed by a company alleging it was retained under a consulting contract, as disclosed in Note 16 to the financial statements in the December 31, 2001 Annual Report. The arbitration decision has been received, and the Corporation has accrued $6.1 million for full settlement of the claim.

9 NET INCOME PER SHARE

The income per share calculations are based on the weighted average and diluted numbers of Class A common shares outstanding during the period as follows:

	March 31, 2002	March 31, 2001
Weighted average number of common shares outstanding	80,622,901	79,812,719
Dilution from exercisable options (including convertible securities)	3,824,103	2,260,596
Diluted number of shares outstanding	84,447,004	82,073,315

No options were excluded from the calculation of diluted number of shares outstanding in the first quarter of 2002 and 143,576 options were excluded from the calculation in the first quarter of 2001.

10 CASH FLOW INFORMATION

Changes in non-cash operating working capital items include:

	March 31, 2002	March 31, 2001
(Increase)/decrease in accounts receivable	(7,106)	(14,482)
Decrease/(increase) in receivable from joint venture	-	-
(Increase)/decrease in inventory	1,893	(18,974)
(Increase)/decrease in prepaids	(16,658)	(3,255)
Increase/(decrease) in accounts payable and accrued liabilities	693	(21,604)
(Decrease)/increase in prepayments for crude oil and refined products	6,699	(1,117)
	(14,479)	(59,432)

Change in long-term debt includes:

	March 31, 2002	March 31, 2001
Proceeds from ShNOS bonds	-	8,930
Proceeds from term facility	28,000	-
12% notes sold, net of discount	13,955	-
Amortisation of discount and deferred costs	159	-
Accrued interest on Kazgermunai debt	744	1,876
Cancelled 12% notes	(330)	-
	42,528	10,806

11 COMPARATIVE FIGURES

The presentation of certain accounts for previous periods has been changed to conform with the presentation adopted for the current period.

CORPORATE INFORMATION

DIRECTORS

Bernard F. Isautier
President and Chief Executive Officer
Windsor, United Kingdom

Askar Alshinbaev [1] [2]
Managing Director
Kazkommertsbank
Almaty, Kazakhstan

James B.C. Doak [1] [2] [3]
President and Managing Director
Enterprise Fund
Toronto, Ontario

Hon. Robert P. Kaplan [1]
International Business Consultant
Toronto, Ontario

Jacques Lefevre [1]
Vice Chairman and Chief Operating Officer
Lafarge
Paris, France

Louis W. MacEachern [2] [3]
Chairman
Servpro/Dalco Group
Calgary, Alberta

Nurzhan Subkhanberdin [2]
Chairman
Kazkommertsbank
Almaty, Kazakhstan

(1) Audit Committee Member
(2) Compensation Committee Member
(3) Corporate Governance Committee
    Member

OFFICERS

Bernard F. Isautier
President and Chief Executive Officer

Mike Azancot
Senior Vice President - Exploration and
Development

Christian B. Cleret
Senior Vice President - Refining, Marketing
and Trading

Nicholas H. Gay
Senior Vice President Finance and Chief
Financial Officer

Anthony Peart
Senior Vice President, General Counsel and
Corporate Secretary

Ihor P. Wasylkiw
Vice President Investor Relations

AUDITORS

Deloitte & Touche
Almaty, Kazakhstan

INDEPENDENT RESERVOIR CONSULTANTS

McDaniel & Associates Consultants Ltd.
Calgary, Alberta

HURRICANE HYDROCARBONS LTD

website: www.hurricane-hhl.com
email: hurricane@hurricane-hhl.com

REGISTERED OFFICE

Hurricane Hydrocarbons Ltd.
Suite 1460 Sun Life Plaza,
North Tower, 140 - 4th Avenue S.W.
Calgary, Alberta
Canada T2P 3N3
Tel: (403) 221-8435
Fax: (403) 221-8425
Website: www.hurricane-hhl.com
Email: hurricane@hurricane-hhl.com
Contact: Ihor P. Wasylkiw,
Vice President Investor Relations

UK REPRESENTATIVE OFFICE

Ascot Petroleum Consulting Ltd.
Hogarth House, 31 Sheet Street
Windsor, Berkshire
United Kingdom SL4 1BY
Tel: 44 (1753) 410 020
Fax: 44 (1753) 410 030

KAZAKHSTAN OFFICES

Hurricane Kumkol Munai
Shymkentnefteorgsyntez
204 Karasai Batyr Street
Almaty, Republic of Kazakhstan
480009
Tel: 7 (3272) 58-18-48
Fax: 7 (3272) 58-18-60
Contact: Marlo Thomas, President

SHARE LISTINGS

The Toronto Stock Exchange
    Trading Symbol - HHL.A
    S&P/TSX Composite Index
    S&P/TSX Canadian Midcap
        Index
    S&P/TSX Energy Index

NASDAQ
    Trading Symbol - HHLF

Germany
    Frankfurt
    Trading Symbol - HHCA

SENIOR NOTES LISTINGS

The Toronto Stock Exchange
    Trading Symbol - HHL.DB.U

Luxembourg Stock Exchange